         Date of Filing: June 4, 2001
         File No.: 1-16169
         -----------------------------------------------------------------------


                                   Form U-5A

                         NOTIFICATION OF REGISTRATION

                Filed under Section 5(a) of the Public Utility
                          Holding Company Act of 1935

                      Exelon Energy Delivery Company, LLC

                              Name of Registrant

         The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

         (1)  Exact name of registrant:  Exelon Energy Delivery Company, LLC

         (2) Address of principal executive offices: 10 South Dearborn Street, 37/th/ floor, Chicago, Illinois 60603

         (3) Name and address of officer to whom notices and communications should be addressed:

                    Ruth Ann M. Gillis
                    Senior Vice President
                    Exelon Corporation
                    10 South Dearborn Street, 37/th/ Floor,
                    Chicago, Illinois 60603

         (4) Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships).

                 Exelon Energy Delivery Company & Subsidiaries

 Name of Company                                          Organization        State        Type of Business
 Exelon Energy Delivery Company, LLC                      Limited Liability                Holding Company
                                                          Company
  PECO Energy Company                                     Corporation         PA           Electric and Gas Utility
    PECO Energy Capital Corp.                             Corporation         DE           Financing
      PECO Energy Capital, L.P.                           Limited
                                                          Partnership         DE           Financing
      PECO Energy Capital Trust II                        Trust               DE           Financing
      PECO Energy Capital Trust III                       Trust               DE           Financing
    PECO Energy Transition Trust                          Statutory           DE           Financing
                                                          Business Trust
    Adwin Realty Company ("ARCO")                         Corporation         PA           Real Estate
         Ambassador II Joint Venture (50% interest)       Partnership         PA           Real Estate
         Bradford Associates (50% interest)               Partnership         PA           Real Estate
         Franklin Town Towers Associates                  Partnership         PA           Real Estate
         Henderson Ambassador Associates (50% interest)   Partnership         PA           Real Estate
         Route 724                                        Partnership         PA           Real Estate
         Riverwatch Associates                            Partnership         PA           Real Estate

Name of Company                                           Organization        State        Type of Business
    ExTel, LLC                                            Limited Liability   DE           Financing
                                                          Company
    PECO Wireless, LP (PECO 99% and ExTel 1% interest)    Limited             DE           Financing
                                                          Partnership
         PEC Financial Services, LLC                      LLC                 PA           Financing
         ATNP Finance Company                             Corporation         DE           Financing
    East Coast Natural Gas Cooperative, LLP (41.12%       LLP                 DE           Financing
    interest)
    PECO Hyperion Telecommunications (1% interest, 49%    Partnership         PA           Telecommunications
    interest held by PHT Holdings, LLC)
    Horizon Energy Company                                Corporation         PA           Inactive
 Commonwealth Edison Company                              Corporation         IL           Electric Utility
    Commonwealth Edison Company of Indiana, Inc.          Corporation         IN           Energy-related
    ComEd Financing I                                     Trust               DE           Financing
    ComEd Financing II                                    Trust               DE           Financing
    ComEd Funding, LLC                                    LLC                 DE           Financing
         ComEd Transitional Funding Trust                 Trust               DE           Financing
    Commonwealth Research Corporation                     Corporation         IL           Energy/Utility related
    Edison Development Company                            Corporation         DE           Real Estate
    Edison Development Canada Inc.                        Corporation         Canada       Land Development
         Edison Finance Partnership                       Partnership         Canada       Financing


                          SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Chicago and State of Illinois on the 4th day of June, 2001.

                        EXELON ENERGY DELIVERY COMPANY


                                           By: EXELON CORPORATION

                                           By:  /s/ Ruth Ann M. Gillis
                                           ----------------------------
                                           Name: Ruth Ann M. Gillis
                                           Title: Senior Vice President

(Seal)
Attest:

  /s/ Scott N. Peters
  -------------------------





                                 VERIFICATION

State of Illinois
County of Cook

The undersigned being duly sworn deposes and says that she has duly executed the attached Notification of Registration dated June 4, 2001 for and on behalf of Exelon Energy Delivery Company pursuant to her authority as Senior Vice President of Exelon Corporation, the parent company of Exelon Energy Delivery Company; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

           By: /s/
           ------------------------
           Name: Ruth Ann M. Gillis

(OFFICIAL SEAL)
Subscribed and sworn to before me, a notary public this 4th day of June, 2001


 /s/ Mary L. Kwilos
-------------------
My commission expires October 26, 2001